NUESTRO CAMINO

official feature film proposal



"A true story of two young newlyweds seeking to leave Mexico for a better life. They acquire fake passports but are torn apart at the Mexican border."



based on a true story

SUPERCINE



BLUE SHRIMP


NUESTRO CAMINO
[noo-es-tro ca-mi-no]
noun
OUR WAY

"**M**y grandparent's journey to the United States is a story I've become dedicately passionate about."



"I care deeply about my grandparents as they have always supported me. My grandfather always tells me to never give up and to always keep pushing because if I do, I'll get to where I want to be in life. This is *Nuestro Camino.*"

A story about a man who never gave up.

He wanted to reunite with his family and did with all the obstacles he faced.

Nothing stopped him from reaching his goal and being reunited with his loved ones.

Thomas Macias
director

Synopsis

Alejandro Mercado decided that in order for him to have a better life and support his family, he had to leave Mexico and head north. He acquired fake passports in 1971 and was promised they'd work.

His wife Severa and three month old daughter crossed the border without any fuss. When Alejandro walked up with his passport in hand, the Immigration officers noticed it was fake. In result, they sent him away to the farthest city south of Mexico,

Campeche.

Alejandro, now separated from the two people he cares about the most, must journey back to them.

Maria Camila Giraldo
plays Severa



Enrique Arrizon
plays Alejandro



 

known for La Reina del Sur (2011), The Queen of Flow (2018), Loquito por ti (2018-2019) and El Hijo devl Cacique.

known for April's Daughter (2017), Expira and La jefa del Campeón (2018).

 

audition video: bit.ly/2ZAc1PE

mariaclaralopez.com

audition video: bit.ly/3oJG4pd

cmxmexico.com/talento/enrique-arrizon

LETTER OF INTENT

I Mariacamila Giraldo (hereinafter "Actor") hereby express my interest in playing the role of Severa in the film project of the working title *Nuestro Camino* under development by Blue Shrimp Films (hereinafter "Producer").

This interest is subject to the Actor's availability and the future agreement to terms of employment between the Actor and Producer.

This letter does not bind either Producer or Actor to an employment contract, but grants Producer permission to use Actor's name and likeliness in the pre-production development of this project and in seeking financing for this project, for a period not to exceed one year.

Maria Camila

Actor

08/30/2019

Date

Ideal Actor for Linda



Kaitlyn Dever



YOU RULE
YOU SUCK

Maya Hawke





Dakota Fanning

Maude Apatow



Sydney Sweeney



Alejandro and Severa in the 1970s





The Wedding with Severa's Dad



Our Goal

"We hope to interrupt the cycle of racism by empowering descendants of immigrants through the lens of a Latino family. We plan on revealing their physical and internal struggles. We strive for inclusion within our main crew consisting of people & women of color."

Previous films that we have worked on

    

 

 

Our Team



We are multicultural young filmmakers who strive for limitless possibilities. We have trained to deliver professional works. We are able to control the creativity of our film but ensure to aesthetically issue this crucial topic to the world.


"EL RESPETO AL DERECHO AJENO
ES LA PAZ"



"EL INDEPENDIENTE" Indep. 11 Tel. 3-60-78 Guadalajara, Jal.

Miembro de la Asoc. Nal. de Periodistas y Escrit. Mex. y Prensa Unidas

El Sr. ALEJANDRO HUERTA

ES COLABORADOR REPORTERO

EN EL ESTADO DE JALISCO

de este se suplica a las autoridades y Militares presten garantías al desempeño de su cometido.

Guadalajara, Jal., Enero de 1968

El Director

Interesado

Roberto Martínez López

Alejandro's Identification Card

MIGUEL
Almost there, men!

MANOLO
Hey Miguel, you do anything other than work?

MIGUEL
Other than coming here to be in the fields. I want to see my mom. She lives out here with my sister.
(MORE)

MIGUEL (CONT'D)
She's in and out of the hospital and I don't know how much time she actually has.

MANOLO
Sorry to hear.

MIGUEL
I'm glad Emilio is going to meet her. Crossing this is the hardest its been.

ALEJANDRO
I hope we make it.

MANOLO
This is my first time, and I have no one holding me back. American Dream here I come.

Miguel nods his head.

MIGUEL
We'll work until we die.

MANOLO
Not me. I'll have it all.

MIGUEL
It's a lot of work.

Alejandro listens to both of them speak.

MANOLO
I'll do it. I'll be living like a Hollywood producer.

ALEJANDRO
Well, I know one thing - in Mexico, we only have enough for food and rent. In California, We'll have enough for food, rent, and Disneyland.

All four of them laugh.



ANTONIO
So what are you plans with Severa.
You thinking of coming up North
with me?

ALEJANDRO
I've really been thinking about it,
but I don't know what Severa would
say.

ANTONIO
You gotta start thinking about your
future. I mean it's not only
yourself, but Severa too. And
possibly a kid in the future.

ALEJANDRO
You're right. But, I mean is it
really as great as people make it?

Antonio grabs a shot of tequila and takes a swig.

ANTONIO
You want your kids to be working
the fields like everyone else in
the family? With one weeks pay
here, you get paid in one day over
there. It makes sense to me, and
besides, you got your older brother
there too

Severa and Linda interrupt the conversation with their
return.

SEVERA
Alejandro, our dance is about to
start!

ANTONIO
(To Alejandro)
Think about it.

Alejandro smiles and stares at Severa.

ALEJANDRO
Let's go.

Music begins to play cueing the couple's dance.

Alejandro takes Severa by the hand and they walk to the
center.



Alejandro and Severa's Wedding



LOOK
BOOK











Distribution

Video on Demand
Netflix / Hulu / iTunes

Thetrical
A24 / Annapurna Pictures
Paramount Pictures
Lions Gate Entertainment
Pantaleon Films

Self Distribution
Vimeo / Amazon / Amazon Prime
Youtube / Facebook

Film Festival




Severa and Severita



Austin
Tribeca
Cannes
AFI Fest
SFFILM
Telluride
Berlinale
New York
Sundance
Raindance
Rotterdam
Slamdance
Los angeles
Seattle International
Toronto International
Chicago International
Palm Springs International
Santa Barbara International



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SuperCine



BLUE SHRIMP
F I L M S

"Thank you for your consideration"
Nuestro Camino's crew

www.nuestrocaminofilm.com

IMDb Nuestro Camino

nuestrocaminofilm